SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ocean Power Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

674870308

(CUSIP Number)

FiveMore Fund Ltd

C/O M&C Corporate Services, P.O Box 309 GT, Ugland House, South Churge Street,

George Town, Grand Cayman, Cayman Islands 309 GT

+1/345 749 2552

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674870308		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON FiveMore Special Situations Fund Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Grand Cayman, Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,180,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,180,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 674870308			Page 3 of 5 Pages
1		NAME OF REPORTING PERSON FiveT Capital AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Zurich, Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,180,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,180,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,180,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.72%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1.	Security and the Issuer

This Schedule 13D relates to the shares of Common Stock of Ocean Power Technologies, Inc. (the “Issuer”). Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 1590 Reed Road, Pennington, New Jersey 08534, USA.

Item 2.	Identity and Background

(a)  This Schedule 13D is being filed by FiveMore Special Situations Fund, a Cayman limited liability company (the “Fund”) and FiveT Capital AG, a Swiss self-regulated limited liability company, which acts as Investment Advisor (the “Advisor”, together with the Fund, the “Reporting Persons”) for the Fund. The FiveMore Special Situations is a new vehicle dedicated to the special situation strategies previously run by FiveMore Fund Ltd.

(b) The address of the Fund is the same as the FiveMore Fund Ltd. The principal business address is C/O M&C Corporate Services, P.O Box 309, GT, Ugland House, South Churge Street, George Town, Grand Cayman, Cayman Islands 309 GT. The principal business address of FiveT Capital AG is Allmendstrasse 140, 8041 Zurich, Switzerland.

(c)  The principal business of the Fund is to serve as vehicle for investments in the equity capital market.  DMS Fund Governance Ltd (thereafter “DFG”) is Director of the Fund and Mr. Aldo Ghisletta is the Director of DFG with the primary responsibility for the Fund. DFG together with Mr. Aldo Ghisletta are serving as Directors of a variety of hedge funds and managed accounts. The principal business of the Advisor is to advise the Fund on investment ideas. Mr. Wieland M. Kreuder is the Director of FiveT Capital AG.

(f)  DFG is a company licensed and regulated by the Cayman Islands Monetary Authority. Mr. Aldo Ghisletta is a citizen of Switzerland. Mr. Wieland M. Kreuder is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration.

The Fund expended an aggregate of approximately $3,669,731.38 of its own investment capital in open market transactions to acquire the 1,180,000 shares of Common Stock held by the Fund.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 1,180,000 shares of Common Stock, consisting of 1,180,000 shares held by the Fund (the “Shares”).  The Shares represent 6.72% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 17,555,519 shares of Common Stock outstanding as of April 04, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended January 31, 2014, filed by the Issuer with the Securities and Exchange Commission on March 28, 2014.

(c)           Set forth on Schedule I hereto are all transactions in the Common Stock effected in the last 60 days since the date of the event which requires filing of this Statement.

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person in the last 60 days since the date of the event which requires filing of this Statement.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/04/2014	900,000	3.10
04/04/2014	300,000	3.10
04/04/2014	100,000	3.10
04/04/2014	(100,000)	3.01
09/04/2014	(13,700)	2.98
10/04/2014	(6,300)	2.94